UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

Ardagh Group S.A.

(Name of Issuer)

Luxembourg	001-38032	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

56, rue Charles Martel, Luxembourg	L-2134
(Address of principal executive offices)	(Zip Code)

Torsten Schoen

+44 333 136 2409

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Ardagh Group S.A. has filed this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report.

A copy of our Conflict Minerals Report is included in this Form SD as Exhibit 1.01 hereto and is publicly available on our website:  https://www.ardaghgroup.com/2017-Conflict-Minerals-Report

Item 1.02 Exhibit

Our Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Group S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 30, 2018

Ardagh Group S.A.

By:	/s/ DAVID MATTHEWS
Name:	David Matthews
Title:	Chief Financial Officer